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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                            Central Park Group Multi-Event Fund

(Name of Issuer)

    Shares of Beneficial Interest

(Title of Class of Securities)

                        N/A

(CUSIP Number)

Gary L. Granik, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

                           (212) 806-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

       December 6, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
ERIC ZEIGLER
2	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [	]
b. [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[	]
6	Citizenship or Place of Organization
United States of America
7	Sole Voting Power
Number of	36,525.822
Shares
Beneficially	8	Shared Voting Power
Owned By	0
Each
Reporting	9	Sole Dispositive Power
Person	36,525.822
With
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
36,525.822

12        Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions)

[	]
13	Percent of Class Represented By Amount in Row (11)
7.6%

14	Type of Reporting Person (See Instructions)
IN

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Item 1. Security and Interest

This Schedule 13D (the “Schedule 13D”) relates to the shares of beneficial interest (“Shares”) of Central Park Group Multi-Event Fund (the “Fund”), and is being filed on behalf of Eric Zeigler. The address of the principal executive office of the Fund is 12 East 49th Street, New York, New York 10017.

Item 2. Identity and Background

(a) This statement is filed by Eric Zeigler.

(b) The principal business address of Mr. Zeigler is 12 East 49th Street, New York, New York 10017.

(c) Mr. Zeigler serves as the head of business development for Central Park Group, LLC (“Central Park”), the managing member of Central Park Advisers, LLC, the managing member of the Fund’s investment adviser. The principal business address of Central Park is 12 East 49th Street, New York, New York 10017.

(d) Mr. Zeigler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Zeigler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zeigler is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Zeigler purchased the Shares covered by this statement with his personal funds. No portion of the purchase price paid by Mr. Zeigler was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4. Purpose of Transaction

Mr. Zeigler acquired the Shares covered by this statement solely for investment purposes.

Mr. Zeigler does not have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional Shares or the disposition of Shares, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Fund or any of its Interests, (iii) a sale or transfer of a material amount of the assets of the Fund, (iv) any change in the present Board or management of the Fund, including any plans or proposals to change the number or term of Fund trustees or to fill any existing vacancies on the Board, (v) any changes in the Fund’s investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended, (vi) any other material change in the Fund’s structure, (vii) changes in the Fund’s declaration of trust or bylaws or other actions which may impede the acquisition of control of the Fund by any person or (viii) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a) As of December 6, 2007, there were 479,359.099 Shares outstanding. Mr. Zeigler owns 36,525.822 Shares, or 7.6% of the outstanding Shares.

(b) Mr. Zeigler has sole voting and sole dispositive power over the Shares.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Zeigler serves as the head of business development of Central Park. Other than such relationships, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Zeigler and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving our withholding of proxies, naming the persons with whom such contacts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
N/A	N/A

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	December 14, 2007

Signature:	/s/ Eric Zeigler

Name:	Eric Zeigler